UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2020

Apergy Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-38441	82-3066826
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2445 Technology Forest Blvd

Building 4, 12th Floor

The Woodlands, Texas 77381

(Address of Principal Executive Offices, including Zip Code)

(281) 403-5772

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	APY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously disclosed, on December 18, 2019, Ecolab Inc. (“Ecolab”), ChampionX Holding Inc., currently a wholly owned subsidiary of Ecolab (“ChampionX”), Apergy Corporation (“Apergy”) and Athena Merger Sub, Inc., a wholly owned subsidiary of Apergy (“Merger Sub”) entered into the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), and Ecolab, ChampionX and Apergy entered into the Separation and Distribution Agreement (the “Separation Agreement”). Pursuant to the transactions contemplated by the Merger Agreement and the Separation Agreement (together the “Transactions”), Apergy will combine with Ecolab’s upstream energy business through a merger of Merger Sub with ChampionX.

The unaudited pro forma condensed combined financial information included with this filing updates and supplements the unaudited pro forma condensed combined financial information of Apergy and ChampionX and related disclosures contained in Apergy’s definitive Proxy Statement on Schedule 14A relating to the proposed transaction with Ecolab, as filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2020 (the “Proxy Statement”), in Apergy’s Registration Statement on Form S-4 (No. 333-236379), as amended and supplemented (the “Apergy Registration Statement”), which was declared effective by the SEC on April 30, 2020 and in ChampionX’s registration statement on Forms S-4 and S-1 (File No. 333-236380), as amended and supplemented (the “ChampionX Registration Statement”), which was declared effective by the SEC on April 30, 2020. The updated unaudited pro forma financial information in this Form 8-K shall be deemed incorporated by reference into the Proxy Statement, Apergy Registration Statement and ChampionX Registration Statement. To the extent that information in this Form 8-K differs from or updates information contained in the Proxy Statement, Apergy Registration Statement or ChampionX Registration Statement, the information in this Form 8-K shall supersede or supplement the information in the Proxy Statement, Apergy Registration Statement or ChampionX Registration Statement.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2020 and unaudited Pro Forma Condensed Combined Statement of Income/(Loss) for the three months ended March 31, 2020 and the unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2019, giving effect to the Transactions.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy, ChampionX and Ecolab. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy and ChampionX’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy and ChampionX’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) risks related to disruption of management time from ongoing business operations due to proposed transaction; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in the combined company achieving revenue and cost synergies; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) the effects of external events on the economy including COVID-19 or other pandemics; (12) evolving legal, regulatory and tax regimes; (13) changes in general economic and/or industry specific conditions (including actions taken by OPEC); (14) actions by third parties, including government agencies; (15) Apergy’s ability to remediate the material weaknesses in internal control over financial reporting described in Part II, Item 9A – Controls and Procedures in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019; and (16) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the ChampionX Transaction and Where to Find It

In connection with the proposed transaction, Apergy has filed a definitive proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus, declared effective April 30, 2020, with the SEC and ChampionX has filed a registration statement on Form S-4 and Form S-1 containing a prospectus, declared effective April 30, 2020. INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND DEFINITIVE PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and definitive proxy statement and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov. The registration statements/prospectuses and definitive proxy statement can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in Apergy’s definitive proxy statement relating to the proposed transaction, filed with the SEC on April 29, 2020. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apergy Corporation
(Registrant)

Date: May 18, 2020	/s/ Jay A. Nutt
Jay A. Nutt
Senior Vice President and Chief Financial Officer

Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF APERGY

On December 18, 2019, Ecolab Inc. (“Ecolab”), ChampionX Holding Inc., currently a wholly owned subsidiary of Ecolab (“ChampionX”), Apergy Corporation (“Apergy”) and Athena Merger Sub, Inc., a wholly owned subsidiary of Apergy (“Merger Sub”) entered into the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), and Ecolab, ChampionX and Apergy entered into the Separation and Distribution Agreement (the “Separation Agreement”). Pursuant to the transactions contemplated by the Merger Agreement and the Separation Agreement (together the “Transactions”), Apergy will combine with Ecolab’s upstream energy business (“ChampionX Business”) through a merger of Merger Sub with ChampionX. In connection with the Transactions, Ecolab will effect (1) the separation of the ChampionX Business from Ecolab’s other businesses, (2) the distribution, (a) through the exchange offer whereby Ecolab is offering to its stockholders the ability to exchange all or a portion of their shares of Ecolab common stock for shares of ChampionX common stock, (the “Exchange Offer”) which shares of ChampionX common stock will be immediately exchanged for Apergy common stock, and if the Exchange Offer is not fully subscribed, of the remaining shares of ChampionX common stock owned by Ecolab on a pro rata basis to Ecolab stockholders whose shares of Ecolab stock remain outstanding after the consummation of the Exchange Offer (“the clean-up spin-off”), or (b) if the Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of ChampionX common stock on a pro rata basis to Ecolab stockholders in a spin-off, and (3) immediately thereafter, the merger of Merger Sub with and into ChampionX, with ChampionX becoming a wholly owned subsidiary of Apergy (the “Merger”). Following the consummation of the Transactions, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis.

The following unaudited pro forma condensed combined financial statements present the combination of the historical financial information of Apergy and ChampionX adjusted to give effect to the Merger to be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), with Apergy being considered the accounting acquirer of ChampionX. Under the acquisition method of accounting, the purchase price is allocated to the ChampionX identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation is preliminary and was based on an estimate of the fair market values of the tangible and intangible assets and liabilities related to ChampionX. Following the completion of the Transactions, Apergy expects to complete the purchase price allocation considering the appraisal of ChampionX’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. The purchase price utilized in the allocation will be based on the closing price of Apergy’s common stock immediately prior to closing. The pro forma adjustments included herein give effect to pro forma events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the statements of income/(loss), expected to have a continuing impact on the combined results of operations of the combined company. The final purchase price allocation may be different than that reflected in the preliminary pro forma purchase price allocation presented herein, and this difference may be material.

The unaudited pro forma condensed combined financial statements have been prepared by Apergy using assumptions that Apergy believes provide a reasonable basis for presenting the significant effects of the Transactions and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or synergies that may result from the Transactions.

The unaudited pro forma condensed combined balance sheet combines the historical condensed consolidated balance sheet of Apergy and the historical combined balance sheet of ChampionX, as adjusted for the Separation Agreement, as of March 31, 2020, giving effect to the Transactions as if they had occurred on March 31, 2020. The unaudited pro forma condensed combined statements of income/(loss) combine the historical condensed consolidated statement of loss of Apergy and the historical combined statement of loss of ChampionX for the three months ended March 31, 2020 and the historical consolidated statement of income of Apergy and the historical combined statement of income of ChampionX for the year ended December 31, 2019, giving effect to the Transactions as if they had occurred on January 1, 2019. The unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the unaudited condensed consolidated financial statements of Apergy as of and for the three months ended March 31, 2020 and related notes, which are included in Apergy’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020; and

•

the audited consolidated financial statements of Apergy as of and for the year ended December 31, 2019 and related notes, which are included in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019; and

•

the unaudited interim combined financial statements of ChampionX as of and for the three months ended March 31, 2020 and related notes, which were attached as an exhibit to Ecolab’s Current Report on Form 8-K furnished on May 18, 2020; and

•

the audited combined financial statements of ChampionX as of and for the year ended December 31, 2019 and related notes, which are included in Apergy’s Registration Statement on Form S-4 (File No. 333-236379), as amended and supplemented, which was declared effective by the SEC on April 30, 2020.

The unaudited pro forma condensed combined financial statements do not purport to represent what the actual consolidated results of operations or financial position of the combined company would have been had the Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position of the combined company on a standalone basis.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2020

	Historical Apergy	Pro Forma ChampionX Adjusted (Note 3)	Pro Forma Merger Adjustments (Note 5)		Pro Forma Combined
Assets
Cash and cash equivalents	$53,636	$45,000	$—		$98,636
Receivables, net of allowances	218,903	479,228	—		698,131
Inventories, net	206,948	408,496	11,504	5A	626,948
Prepaid expenses and other current assets	25,016	49,977	—		74,993

Total current assets	504,503	982,701	11,504		1,498,708
Property, plant and equipment, net	235,114	741,699	(61,500)	5B	915,313
Goodwill	291,718	1,516,732	(1,414,242)	5C	394,208
Intangible assets, net	183,926	715,691	(455,691)	5D	443,926
Other non-current assets	29,981	172,520	—		202,501

Total assets	$1,245,242	$4,129,343	$(1,919,929)		$3,454,656

Liabilities and Equity
Accounts payable	118,791	224,034	—		342,825
Accrued compensation and employee benefits	30,770	32,973	—		63,743
Accrued expenses and other current liabilities	49,191	129,940	49,553	5E	228,684

Total current liabilities	198,752	386,947	49,553		635,252
Long-term debt	559,532	537,000	—		1,096,532
Deferred income taxes	55,059	198,748	(115,225)	5F	138,582
Other long-term liabilities	39,605	97,483	—		137,088

Total liabilities	852,948	1,220,178	(65,672)		2,007,454
Stockholders’ equity:
Common stock	775	—	1,276	5G	2,051
Capital in excess of par value of common stock	971,235	—	1,102,481	5G	2,073,716
Retained earnings	(528,253)	—	(49,553)	5H	(577,806)
Net parent investment	—	3,271,577	(3,271,577)	5G	—
Accumulated other comprehensive loss	(54,990)	(363,116)	363,116	5G	(54,990)

Total stockholders’ equity	388,767	2,908,461	(1,854,257)		1,442,971
Noncontrolling interest	3,527	704	—		4,231

Total equity	392,294	2,909,165	(1,854,257)		1,447,202

Total liabilities and equity	$1,245,242	$4,129,343	$(1,919,929)		$3,454,656

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME/(LOSS)

FOR THE THREE MONTHS ENDED MARCH 31, 2020

(in thousands, except per share data)	Historical Apergy	Pro Forma ChampionX Adjusted (Note 3)	Pro Forma Merger Adjustments (Note 5)		Pro Forma Combined
Product revenue	$230,882	$505,100	$—		$735,982
Other revenue	30,552	54,160	—		84,712

Total revenues	261,434	559,260	—		820,694
Cost of goods and services	179,095	426,647	(1,608)	5B	580,956
			(23,178)	5I

Gross profit	82,339	132,613	24,786		239,738
Selling, general and administrative expense	78,143	95,434	(11,124)	5J	162,453
Goodwill impairment	616,271	147,800	—		764,071
Long-lived asset impairment	40,980	—	—		40,980
Interest expense, net	9,039	4,125	—		13,164
Special charges, net	—	5,596	—		5,596
Other income, net	(1,633)	(3,291)	—		(4,924)

Income/(loss) before income taxes	(660,461)	(117,051)	35,910		(741,602)
Provision for (benefit from) income taxes	(27,006)	10,369	8,182	5K	(8,455)

Net income/(loss)	(633,455)	(127,420)	27,728		(733,147)
Net income attributable to noncontrolling interests	273	2,454	—		2,727

Net income/(loss) attributable to stockholders	$(633,728)	$(129,874)	$27,728		$(735,874)

Loss per share attributable to stockholders:
Basic	$(8.18)	N/A	N/A		$(3.59)
Diluted	$(8.18)	N/A	N/A		$(3.59)
Weighted-average shares outstanding:
Basic	77,477	N/A	127,602	5L	205,079
Diluted	77,477	N/A	127,602	5L	205,079

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

(in thousands, except per share data)	Historical Apergy	Pro Forma ChampionX Adjusted (Note 3)	Pro Forma Merger Adjustments (Note 5)		Pro Forma Combined
Product revenue	$1,000,630	$2,096,636	$—		$3,097,266
Other revenue	130,621	228,467	—		359,088

Total revenue	1,131,251	2,325,103	—		3,456,354
Cost of goods and services	754,147	1,787,761	(6,433)	5B	2,441,609
			(93,866)	5I

Gross profit	377,104	537,342	100,299		1,014,745
Selling, general and administrative expense	276,014	388,640	(9,323)	5J	655,331
Interest expense, net	39,301	16,600	—		55,901
Special (gains) and charges, net	—	(3,923)	—		(3,923)
Other (income) expense, net	2,603	(15,950)	—		(13,347)

Income before income taxes	59,186	151,975	109,622		320,783
Provision for income taxes	6,226	27,871	24,978	5K	59,075

Net income	52,960	124,104	84,644		261,708
Net income attributable to noncontrolling interest	796	7,420	—		8,216

Net income attributable to stockholders	$52,164	$116,684	84,644		$253,492

Earnings per share attributable to stockholders:
Basic	$0.67	N/A	N/A		$1.24
Diluted	$0.67	N/A	N/A		$1.24
Weighted-average shares outstanding:
Basic	77,427	N/A	127,602	5L	205,029
Diluted	77,624	N/A	127,602	5L	205,226

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF APERGY

NOTE 1—DESCRIPTION OF THE TRANSACTIONS

On December 18, 2019, Ecolab, ChampionX, Apergy and Merger Sub entered into the Merger Agreement, and Ecolab, ChampionX and Apergy entered into the Separation Agreement, pursuant to which Apergy will combine with Ecolab’s ChampionX Business. In connection with the Transactions, Ecolab will effect (1) the separation of the ChampionX Business from Ecolab’s other businesses, (2) the distribution, through (a) the Exchange Offer, and if the Exchange Offer is not fully subscribed, the clean-up spin-off, or (b) if the Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of ChampionX common stock on a pro rata basis to Ecolab stockholders in a spin-off, and (3) immediately thereafter, the merger of Merger Sub with and into ChampionX, with ChampionX becoming a wholly owned subsidiary of Apergy. Following the consummation of the Transactions, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and the Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis.

Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation and other professional fees are not included as a component of consideration transferred but are expensed as incurred. During the three months ended March 31, 2020 and the year ended December 31, 2019, transaction costs incurred by Apergy were $11.1 million and $9.3 million, respectively. Additionally, the unaudited pro forma condensed combined balance sheet reflects a total of approximately $49.6 million of anticipated acquisition-related transaction costs to be incurred by Apergy, as an increase of accrued expenses and other liabilities with a corresponding decrease in retained earnings. The unaudited pro forma condensed combined balance sheet does not include an adjustment for ChampionX’s anticipated separation related expenses as these are incurred and paid by Ecolab. No tax effect was recorded for these costs as their deductibility has not been assessed. These costs are not presented in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact on the consolidated results of Apergy.

NOTE 2—BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed combined financial statements of Apergy were prepared in accordance with Article 11 of Regulation S-X and present the pro forma statements of income/(loss) and pro forma balance sheet of the combined company based on the historical financial statements of Apergy and ChampionX, after giving effect to the Transactions and other transaction-related adjustments. The historical financial statements of Apergy and ChampionX have been adjusted in the accompanying pro forma financial statements to give effect to pro forma events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the statements of income/(loss), expected to have a continuing impact on the combined results of operations of the combined company.

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of Apergy and the historical combined balance sheet of ChampionX, as adjusted for the Separation Agreement, as of March 31, 2020, giving effect to the Transactions as if they had occurred on March 31, 2020.

The unaudited pro forma condensed combined statements of income/(loss) combine the historical consolidated statements of loss of Apergy and the historical combined statements of loss of ChampionX for the three months ended March 31, 2020, and the historical consolidated statements of income of Apergy and the historical combined statements of income of ChampionX for the year ended December 31, 2019, giving effect to the Transactions as if they had occurred at January 1, 2019.

The Merger will be accounted for as a business combination under ASC 805, with Apergy treated as the “acquirer” and ChampionX treated as the “acquired” company for accounting purposes.

NOTE 3—PRO FORMA CHAMPIONX ADJUSTMENTS

The following tables detail the historical combined financial statements of ChampionX, the pro forma adjustments related to the Separation Agreement, and reclassifications to conform to Apergy’s financial statement presentation.

UNAUDITED PRO FORMA CHAMPIONX ADJUSTED BALANCE SHEET

AS OF MARCH 31, 2020

(in thousands)	Historical ChampionX	Transferred and Terminated Businesses		Other Transaction Adjustments		Pro Forma ChampionX Adjusted
Assets
Cash and cash equivalents	$109,711	$—		$(64,711)	B	$45,000
Receivables, net of allowances	479,228	—		—		479,228
Inventories, net	408,496	—		—		408,496
Prepaid expenses and other current assets	55,302	(5,325)	A	—		49,977

Total current assets	1,052,737	(5,325)		(64,711)		982,701
Property, plant and equipment, net	741,699	—		—		741,699
Goodwill	1,516,732	—		—		1,516,732
Intangible assets, net	715,691	—		—		715,691
Other non-current assets	172,520	—		—		172,520

Total assets	$4,199,379	$—		$(64,711)		$4,129,343

Liabilities and Equity
Accounts payable	224,034	—		—		224,034
Accrued compensation and employee benefits	32,973	—		—		32,973
Accrued expenses and other current liabilities	129,940	—		—		129,940

Total current liabilities	386,947	—		—		386,947
Long-term debt	467	—		536,533	C	537,000
Deferred income taxes	198,748	—		—		198,748
Other long-term liabilities	97,483	—		—		97,483

Total liabilities	683,645	—		536,533		1,220,178
Stockholders’ equity:
Common stock	—	—		—		—
Capital in excess of par value of common stock	—	—		—		—
Retained earnings	—	—		—		—
Net Parent investment	3,878,146	(5,325)	A	(601,244)	D	3,271,577
Accumulated other comprehensive loss	(363,116)	—		—		(363,116)

Total stockholders’ equity	3,515,030	(5,325)		(601,244)		2,908,461
Noncontrolling interest	704	—		—		704

Total equity	3,515,734	(5,325)		(601,244)		2,909,165

Total liabilities and equity	$4,199,379	$(5,325)		$(64,711)		$4,129,343

UNAUDITED PRO FORMA CHAMPIONX ADJUSTED STATEMENT OF INCOME/(LOSS)

FOR THE THREE MONTHS ENDED MARCH 31, 2020

(in thousands)	Historical ChampionX	Transferred and Terminated Businesses		Other Transaction Adjustments		Pro Forma ChampionX	Reclassification Adjustments (Note 4)		Pro Forma ChampionX Adjusted
Product revenue	$504,313	$787	A	$—		$505,100	$—		$505,100
Other revenue	54,748	(588)	A	—		54,160	—		54,160

Total revenues	559,061	199		—		559,260	—		559,260
Cost of goods and services	398,381	279	A	—		398,660	27,987	G	426,647

Gross profit	160,680	(80)		—		160,600	(27,987)		132,613
Selling, general and administrative expense	123,044	(123)	A	—		122,921	(27,487)	H	95,434
Goodwill impairment	—	—		—		—	147,800	I	147,800
Long-lived asset impairment	—	—		—		—	—		—
Interest (income) expense, net	(250)	—		4,375	E	4,125	—		4,125
Special charges, net	153,896	—		—		153,896	(148,300)	J	5,596
Other income, net	(3,291)	—		—		(3,291)	—		(3,291)

Income/(loss) before income taxes	(112,719)	43		(4,375)		(117,051)	—		(117,051)
Provision for income taxes	11,370	(4)	A	(997)	F	10,369	—		10,369

Net income/(loss)	(124,089)	47		(3,378)		(127,420)	—		(127,420)
Net income attributable to noncontrolling interests	2,440	14	A	—		2,454	—		2,454

Net income/(loss) attributable to stockholders	$(126,529)	$33		$(3,378)		$(129,874)	$—		$(129,874)

UNAUDITED PRO FORMA CHAMPIONX ADJUSTED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

(in thousands)	Historical ChampionX	Transferred and Terminated Business		Other Transaction Adjustments		Pro Forma ChampionX	Reclassification Adjustments (Note 4)		Pro Forma ChampionX Adjusted
Product revenue	$2,096,717	$(81)	A	$—		$2,096,636	$—		$2,096,636
Other revenue	235,290	(6,823)	A	—		228,467	—		228,467

Total revenue	2,332,007	(6,904)		—		2,325,103	—		2,325,103
Cost of goods and services	1,682,941	(8,245)	A	—		1,674,696	113,065	K	1,787,761

Gross profit	649,066	1,341		—		650,407	(113,065)		537,342
Selling, general and administrative expense	487,081	(1,359)	A	—		485,722	(97,082)	L	388,640
Interest (income) expense, net	(900)	—		17,500	E	16,600	—		16,600
Special (gains) and charges, net	6,559	5,501	A	—		12,060	(15,983)	M	(3,923)
Other (income) expense, net	(15,950)	—		—		(15,950)	—		(15,950)

Income before income taxes	172,276	(2,801)		(17,500)		151,975	—		151,975
Provision for income taxes	31,181	678	A	(3,988)	F	27,871	—		27,871

Net income	141,095	(3,479)		(13,512)		124,104	—		124,104
Net income attributable to noncontrolling interest	7,701	(281)	A	—		7,420	—		7,420

Net income attributable to stockholders	$133,394	$(3,198)		$(13,512)		$116,684	$—		$116,684

Transferred and Terminated Businesses

(A)

In contemplation of the Transactions, certain of Ecolab’s businesses will be transferred to ChampionX and certain ChampionX businesses will be transferred to Ecolab. In addition, in connection with the Transactions, a joint venture (“JV”) in Russia was terminated during the three months ended March 31, 2020. These adjustments reflect the transfers and JV termination.

Other Transaction Adjustments

(B)	Represents the distribution of excess cash to Ecolab based on the terms of the Separation Agreement. ChampionX is expected to have a cash balance of $45 million upon Separation.

(C)

Represents the issuance of new debt by ChampionX as part of the Separation Agreement with an estimated average annual interest rate of 3.26%, based on LIBOR plus 2.5%. The interest rate under the ChampionX commitment letter is subject to change, and the actual terms of the ChampionX credit agreement, including the interest rate thereunder, will not be determined until the execution thereof and the issuance of the new debt thereunder.

(D)	Represents adjustments to equity as a result of Other Transaction Adjustments, as discussed above.

(E)

Represents the interest expense on the issuance of new debt by ChampionX. A 0.125% change in the assumed interest rate of the new debt would increase or decrease the interest expense by $0.2 million and $0.7 million for the three months ended March 31, 2020 and the year ended December 31, 2019, respectively.

(F)

Represents the income tax impact of the ChampionX Other Transaction Adjustments, using estimated blended statutory tax rates of the combined company, of approximately 22.8% for the three months ended March 31, 2020 and for the year ended December 31, 2019. The effective tax rate of the combined company could be significantly different from what is presented in these pro forma financial statements for a variety of reasons, including post-Merger activities.

NOTE 4—RECLASSIFICATION ADJUSTMENTS

Certain items within the ChampionX historical combined statements of income/(loss) have been reclassified to conform to Apergy’s financial statement presentation.

The unaudited pro forma ChampionX adjusted statement of loss for the three months ended March 31, 2020 includes the following adjustments:

(G)	Reflects the reclassification of amortization expense related to the amortization of intangible assets from Selling, general and administrative expense to Cost of goods and services ($28.0 million).

(H)

Reflects the reclassification of amortization expense related to the amortization of intangible assets from Selling, general and administrative expense to Cost of goods and services ($28.0 million), referred to in (G) above, partially offset by the reclassification of restructuring charges from Special (gains) and charges, net to Selling, general and administrative expense ($0.5 million).

(I)	Reflects the reclassification of goodwill impairment from Special (gains) and charges, net to Goodwill impairment.

(J)

Reflects the reclassification of goodwill impairment from Special (gains) and charges, net to Goodwill impairment ($147.8 million), referred to in (I) above, and the reclassification of restructuring charges from Special (gains) and charges, net to Selling, general and administrative expense, referred to in (H) above ($0.5 million).

The unaudited pro forma ChampionX adjusted statement of income for the year ended December 31, 2019 includes the following adjustments:

(K)

Reflects the reclassification of amortization expense related to the amortization of intangible assets from Selling, general and administrative expense to Cost of goods and services ($113.3 million), partially offset with the reclassification of environmental expenses from Cost of goods and services to Selling, general and administrative expense ($0.2 million).

(L)

Reflects the reclassification of amortization expense related to the amortization of intangible assets from Selling, general and administrative expense to Cost of goods and services ($113.3 million), referred to in (K) above, partially offset by both the reclassification of restructuring charges from Special (gains) and charges, net to Selling, general and administrative expenses ($16.0 million) and the reclassification of environmental expenses from Cost of goods and services to Selling, general and administrative expense ($0.2 million), referred to in (K) above.

(M)	Reflects the reclassification of restructuring charges from Special (gains) and charges, net to Selling, general and administrative expense, referred to in (L) above.

NOTE 5—PRELIMINARY PURCHASE ACCOUNTING ADJUSTMENTS

The purchase price will be computed using the value of Apergy’s share price as of closing. Therefore, the estimated purchase price will fluctuate with the market price of Apergy’s common stock until closing. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the purchase price allocation. Any increase or decrease in the fair values of the net assets as compared with the unaudited pro forma condensed combined financial statements may change the amount of the total purchase consideration allocation to assets and liabilities and may impact the combined company’s statements of income/(loss) due to adjustments in depreciation and/or amortization of the adjusted assets or liabilities.

The pro forma purchase price allocation is preliminary and was based on an estimate of the fair market values of the tangible and intangible assets acquired and liabilities assumed related to ChampionX. Following the completion of the Transactions, additional information will be made available to Apergy to allow for the completion of the purchase price allocation considering the appraisal of ChampionX’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation.

Market capitalizations across the oil and gas industry have declined significantly since December 2019 due to the decline in commodity prices and the related imbalance of supply and demand due to the coronavirus (COVID-19). This imbalance has led to significantly depressed market capitalizations across the oil and gas industry. Continued decline in commodity prices could negatively affect the estimated Merger consideration transferred to the point where the Merger consideration no longer exceeds the fair value assigned to the assets acquired and liabilities assumed, resulting in a bargain purchase gain.

Apergy’s stock price declined 72% from $30.67 per share on December 18, 2019, the last trading day prior to announcement of the Merger, to $8.65 per share on May 14, 2020.

The following table summarizes the components of the estimated Merger consideration reflected in the unaudited pro forma condensed combined financial statements (in thousands, except per share amount):

Total Apergy shares issued as Merger consideration	127,602
Apergy share price on May 14, 2020	$8.65

Total Merger consideration transferred by Apergy	$1,103,757

Apergy assessed multiple scenarios considering the current market volatility. Continued market volatility would impact the amount of the goodwill or bargain purchase gain, as the value of the Merger consideration and the fair value of the net identifiable assets acquired will continue to fluctuate. Based upon current valuation assumptions, a 35% increase in Apergy’s share price will result in a total consideration of $1,490.1 million and corresponding goodwill of approximately $488.8 million. Likewise, based on current valuation assumptions, a 35% decrease in Apergy’s share price will result in consideration of $717.4 million and a $283.8 million bargain purchase gain.

The preliminary estimated purchase price is allocated as follows (in thousands):

Total current assets	$994,205
Property and equipment, net	680,199
Intangible assets	260,000
Other assets	172,520

Total assets acquired	2,106,924
Total current liabilities	386,947
Long-term debt, net of current maturities	537,000
Deferred tax liabilities	83,523
Other liabilities	97,483

Total liabilities assumed	1,104,953
Net identifiable assets acquired	1,001,971
Noncontrolling interests	(704)
Goodwill	102,490

Total net assets to be acquired	$1,103,757

(5A)

Represents an adjustment of $11.5 million to the carrying value of ChampionX’s inventory from its recorded net book value to its preliminary estimated fair value of $420.0 million. The estimated fair value step-up is expected to be recognized to Cost of goods and services within one year of the acquisition, and as such there is no pro forma adjustment within the unaudited pro forma condensed combined statements of income/(loss).

(5B)	The following table summarizes the estimated fair values of ChampionX’s identifiable fixed assets (in thousands) and their estimated useful lives.

	Carrying value	Preliminary fair value	Fair value adjustment	Estimated weighted average life (years)	Step-down depreciation expense for the year ended March 31, 2020	Step-down depreciation expense for the year ended December 31, 2019
Land	$55,000	$55,000	$—	N/A	$—	$—
Machinery and equipment	305,000	290,000	(15,000)	5	(750)	(3,000)
Buildings and leasehold improvements	287,000	248,500	(38,500)	18.25	(527)	(2,110)
Merchandising and customer equipment	14,000	12,000	(2,000)	5	(100)	(400)
Capitalized software	9,000	3,000	(6,000)	6.5	(231)	(923)
Construction in progress	72,000	72,000	—	N/A	—	—

Total property, plant and equipment	$742,000	$680,500	$(61,500)		$(1,608)	$(6,433)

(5C)

Represents a net decrease in goodwill of $1,414.2 million, as compared to the unaudited pro forma ChampionX adjusted balance sheet. Goodwill resulting from the Merger represents the excess of estimated Merger consideration over the preliminary fair value of the underlying tangible and identifiable intangible assets acquired and liabilities assumed. The estimated goodwill to be recognized is attributable primarily to expected synergies, expanded market opportunities and other benefits that Apergy believes will result from combining its operations with the operations of ChampionX. The goodwill created in the Merger is not expected to be deductible for tax purposes and is subject to material revision as the purchase price allocation is completed.

(5D)	Represents the net preliminary fair value decrease of identifiable intangible assets recognized by Apergy attributable to the Merger.

The estimated intangible assets attributable to the Merger comprise the following (in thousands):

	Estimated weighted average life (years)	Preliminary fair value
Trademark/tradenames	11	$45,000
Customer relationships	15	185,000
Technology (patented/unpatented)	10	30,000

Total		$260,000

(5E)	Adjustments to recognize estimated transaction-related costs to be incurred by Apergy as part of the Transactions.

(5F)

Represents estimated adjustments to deferred tax assets and liabilities as a result of the Merger. The actual deferred tax assets and liabilities may differ materially based on changes resulting from finalizing the allocation of purchase price and valuing the assets acquired and liabilities assumed for the ChampionX Business, changes to the valuation allowance on the combined business, and tax basis step ups resulting from separation transactions which are not reasonably estimable for the purposes of these pro forma financial statements.

The estimate was determined by multiplying the increase or decrease in the fair value of the respective asset or liability over historical book value (excluding goodwill) by a blended statutory tax rate estimate of approximately 22.8%. This rate is subject to change when Apergy performs a complete tax analysis post-Transactions.

(5G)	Represents adjustments to equity for the following (in thousands):

Adjustment to common stock for par value of consideration transferred	$1,276
Adjustment to capital in excess of par value of common stock for consideration transferred	1,102,481
Adjustment to eliminate ChampionX net Parent investment	(3,271,577)
Adjustment to eliminate ChampionX accumulated other comprehensive loss	363,116

(5H)	Represents the estimated transaction-related costs of $49.6 million to be incurred by Apergy, as part of the Transactions.

(5I)

Represents an adjustment for the removal of historical amortization expense offset by new amortization expense, on a straight-line basis, within Cost of goods and services based on the fair value of the definite-lived intangible assets and the respective assigned estimated useful life for the three months ended March 31, 2020 and the year ended December 31, 2019.

(in thousands)	Preliminary fair value	Estimated weighted average life (years)	For the three months ended March 31, 2020	For the year ended December 31, 2019
Trademark/tradenames	$45,000	11	$1,023	$4,091
Customer relationships	185,000	15	3,083	12,333
Technology (patented/unpatented)	30,000	10	750	3,000

Total acquired intangible assets	$260,000		4,856	19,424

Less: historical ChampionX amortization			28,034	113,290

Pro forma adjustments			$(23,178)	$(93,866)

(5J)	Represents the removal of transaction-related costs of $11.1 million and $9.3 million incurred by Apergy during the three months ended March 31, 2020 and year ended December 31, 2019, respectively.

(5K)	Represents an adjustment to record an income tax provision for the preliminary purchase accounting adjustments determined using blended statutory tax rate of 22.8%.

(5L)	Represents an adjustment to the basic and diluted weighted average common shares outstanding to reflect the anticipated issuance of 127.6 million shares of Apergy to ChampionX equityholders.